UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

BANCOLOMBIA S.A. PREANNOUNCES ITS CONSOLIDATED FINANCIAL RESULTS FOR
THE QUARTER ENDED SEPTEMBER 30, 20081
Medellín, Colombia, October 29, 2008
BANCOLOMBIA S.A. (“BANCOLOMBIA”) announces that during the quarter ended September 30, 2008 (“3Q08”), it recorded net income of Ps. 367.0 billion, which represents an increase of 15.9% as compared to the Ps. 316.7 billion for the quarter ended September 30, 2007 (“3Q07”). Net income for the first nine months of 2008 totaled Ps. 996.2 billion, representing an increase of 30.3% as compared to the same period of 2007.
As of September 30, 2008, BANCOLOMBIA’s gross loans totaled Ps. 42,289 billion, increasing 19.3% as compared to 3Q07 and 7.5% as compared to the quarter ended June 30, 2008 (“2Q08”).
BANCOLOMBIA’s ratio of past due loans (i.e. loans overdue for more than 30 days) to total loans as of September 30, 2008 remained stable at 3.5%. Coverage ratio, measured as the ratio of allowances for loan losses (including accrued interest losses) to past due loans, increased to 124.1% from 120.1% in 2Q08.
As of September 30, 2008, BANCOLOMBIA’s total deposits totaled Ps. 37,096 billion, increasing 21.1% as compared to 3Q07 and 7.4% as compared to 2Q08.
BANCOLOMBIA’s efficiency ratio, measured as the ratio between operating expenses and net operating income, reached 46.4% for 3Q08 compared to 50.3% in 3Q07.
BANCOLOMBIA’s annualized average return on equity for 3Q08 was 26.7%. The Bank’s earnings per share for 3Q08 were Ps. 466 or US$0.85 per ADR.
BANCOLOMBIA’s results in 3Q08 were mainly driven by the following factors (and are compared to the results for the same period in 2007):
•	Net interest income that totaled Ps. 921.1 billion in 3Q08, resulting in an increase of 28.6%.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to BANCOLOMBIA’s principal accounting policies in the quarter ended September 30, 2008. The statements of income for the quarter ended September 30, 2008 are not necessarily indicative of the results for any other future interim period. For more information, please refer to BANCOLOMBIA’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA means BANCOLOMBIA together with its affiliates, unless otherwise specified.
Representative Market Rate: October 1, 2008 Ps. 2,184.76 = US$ 1 Average Representative Market Rate September 2008 Ps. 1,859.46 = US$ 1

•	Net fees and income from services that amounted to Ps. 346.7 billion in 3Q08, representing an increase of 23.4%.

•	Total other operating income that amounted to Ps. 130.6 billion in 3Q08, representing an increase of 22.3%.

•	Total net provisions that amounted to Ps. 243.6 billion for 3Q08, representing an increase of 26.4%.

•	Income tax expense totaling Ps 124.4 billion in 3Q08, representing an increase of 153.9%.
Currency exposure
BANCOLOMBIA’s financial results were not significantly affected by the Colombian peso depreciation presented during 3Q08 as BANCOLOMBIA hedged a significant amount of its currency exposure.
BANCOLOMBIA’s exposure to currency risk primarily arises from changes in the dollar/peso exchange rate. The exposure to currency risk is managed by BANCOLOMBIA’s treasury division. BANCOLOMBIA uses a value at risk (“VaR”) calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by BANCOLOMBIA’s Market Risk Management Office.
Complete 3Q08 results and conference call
BANCOLOMBIA’s 3Q08 complete results will be released on November 6, 2008 after the market closes. The conference call will be held on November 7, 2008, 8:00 am eastern time. For more information on this event please log on to http://www.grupobancolombia.com/investorrelations/

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: October 29, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.

Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance

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